SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 July 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 05 July 2010

                   re: Sale of Bank of Scotland Integrated Finance

53/10                                                                                                                                      5 July 2010
LLOYDS BANKING GROUP ANNOUNCES THE SALE OF BANK OF SCOTLAND INTEGRATED FINANCE TO A JOINT VENTURE MAJORITY OWNED BY COLLER CAPITAL

Lloyds Banking Group plc announces today that it is selling a portfolio of 40 private equity investments in its Bank of Scotland Integrated Finance (BOSIF) business to a new joint venture called Cavendish Square Partners LP.  The new joint venture will be majority owned (approximately 70%) by Coller Capital, a global leader in private equity secondary transactions, with Lloyds Banking Group owning a stake of approximately 30%.

The total cash consideration for Coller Capital's majority stake is £332 million.  This values the portfolio at approximately £480 million, which is a small premium to current book value. The impact of the sale on the Group's accounts is not expected to be material. The Group held a competitive tender process before selecting Coller as its preferred bidder and will retain any associated corporate lending. The companies in the portfolio are UK headquartered trading businesses across a range of industry sectors and the Group's retained stake will ensure that it will share in any potential future investment upside.

This transaction is in line with the Group's strategy of divesting assets which are not core to its strategy and over the last twelve months the Group has now sold six businesses, raising over £750 million.

Coller Capital has decided to retain the existing BOSIF management team. It will transfer under TUPE into a newly formed management vehicle responsible for the day-to-day management of the portfolio. This will ensure continuity of management of the business.

The transaction is subject to certain conditions including regulatory approval, certain anti trust approvals, the transfer of the underlying investments to the joint venture and the TUPE transfer of the existing BOSIF management team to a newly formed management vehicle and is expected to complete in the third quarter of 2010.

Truett Tate, Group Executive Director, Wholesale, said:

"Through this transaction, we are crystallising value in these investments whilst retaining an interest in the investee companies with which we have had positive relationships for several years.  This deal will ensure that we share in any future upside of our investments. We believe that the deal with Coller, a leading private equity investor, provides the investee companies with stability and support over the period ahead. This sale is part of our wider Wholesale Banking strategy of focusing on our core relationship based businesses."

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Shane O'Riordain                                                                  +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

Mark Elliott                                                                             +44 (0) 20 7356 1164
Head of Media Relations
Email:
mark.elliott2@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including, without limitation, UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits, as well as the ability to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  05 July 2010